Exhibit 99.1

SciSparc: Subsidiary NeuroThera Labs (75%) Signs Definitive Agreement to Acquire Majority Stake in CliniQuantum, Innovator in Quantum-based Clinical trails

TEL AVIV, Israel, March 10, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced that NeuroThera Labs Inc. (TSXV: NTLX) (“NeuroThera”), a clinical-stage pharmaceutical company focused on developing novel treatments for central nervous system disorders, in which SciSparc holds a controlling interest of approximately 75%, has entered into a definitive share purchase agreement (the “SPA”), between NeuroThera, CliniQuantum Ltd. (“CliniQ”) and the Selling Shareholders (as defined below) to acquire approximately 54.01% of the issued and outstanding ordinary shares of CliniQ (the “CliniQ Shares”) on a fully diluted basis immediately prior to the closing of the transaction (the “Transaction”). CliniQ is a quantum technology company holding patents from Ramot at the Tel Aviv University,  in the field of quantum simulation and quantum Monte Claro.

CliniQ develops a next-generation platform to transform clinical trials with the power of quantum computing. Its aim is to unlock insights hidden in massive, complex datasets to design smarter, faster, and more adaptive studies.

Transaction Overview

Under the SPA, NeuroThera will acquire 56,375 CliniQ Shares (the “Purchased Shares”), representing approximately 54.01% of the issued and outstanding ordinary shares of CliniQ from certain shareholders of CliniQ (collectively, the “Selling Shareholders”).

In consideration for the Purchased Shares, NeuroThera will issue an aggregate of 56,600,000 common shares from the capital of NeuroThera (the “Consideration Shares”) to the Selling Shareholders, representing an aggregate value of approximately $9,459,954.20 based on the  volume weighted average trading price of the NeuroThera’s common shares on the TSX Venture Exchange (the “TSXV”) for the 20 trading days immediately preceding the date of the determination.

In addition to the Consideration Shares, the Selling Shareholders may be entitled to receive earn-out payments of up to $2,500,000 in the aggregate (the “Earn-Out Payments”), payable in cash and/or common shares of NeuroThera at the sole discretion of NeuroThera, contingent upon the achievement of the certain milestones, including $500,000 for each of the first three patent applications filed by CliniQ with the United States Patent and Trademark Office or the European Patent Office, up to a maximum of $1,500,000 in the aggregate filed during the Earn-Out Period (as defined below); and an amount equal to 7.0% of any fundraising proceeds raised by NeuroThera, up to a maximum of $1,000,000 in the aggregate. The Earn-Out Payments, if any, are payable during the three-year period following the closing of the Transaction (the “Earn-Out Period”).

Closing of the Transaction is expected to occur within 30 days following the submission of the application for the Israeli tax ruling to the Israeli Tax Authority, subject to satisfaction or waiver of all closing conditions. The closing of the Transaction is anticipated to be on or about March 31, 2026, unless otherwise agreed by the parties in writing.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its majority-owned subsidiary NeuroThera Labs Inc., engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera Labs Inc., are currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI- 210 for the treatment of ASD and status epilepticus. The Company, through NeuroThera Labs Inc., also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About NeuroThera Labs Inc.

NeuroThera Labs Inc. is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses the closing of the Transaction, which is subject to satisfaction or waiver of all closing conditions, and timing thereof and that the Selling Shareholders may be entitled to the Earn-Out Payments. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, as amended, filed with the SEC on April 24, 2025, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055